UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 23 July 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

NOTIFICATION OF CHANGE IN AUDITOR
Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
NOTIFICATION OF CHANGE IN AUDITOR
The Board of Directors of Gold Fields (“the Board”), through the Audit
Committee, wishes to inform Shareholders that after a formal tender process to appoint a new firm of external auditors,
PricewaterhouseCoopers Inc have been appointed as the Company’s external auditors, with Mr. Pieter Hough as the designated audit partner for the financial year ending 31 December 2019.
KPMG Inc’s appointment as external auditors will end on conclusion of its responsibilities relating to the 31 December 2018 financial year audit, which is expected to be concluded on or about the end of April
2019 and PricewaterhouseCoopers Inc’s appointment as external auditor will be effective immediately after KPMG Inc’s appointment so concludes, subject to shareholder approval at the annual general meeting for the year ending 31 December 2018, the Board having resolved to fill the vacancy in the office of auditor that so arises with PricewaterhouseCoopers Inc.
The audit reports of KPMG Inc on the consolidated financial statements of Gold Fields Limited and subsidiaries as of and for the years ended
31 December 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During Gold
Field’s financial years ended 31 December 2017 and 2016 and through the subsequent interim period on or prior to 23 July 2018, there were no disagreements between Gold Fields and KPMG Inc on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the
disagreement, or reportable events.
The Board and the Audit Committee are satisfied that KPMG Inc delivered an audit of satisfactory quality for the financial year ended 31 December 2017.
23 July 2018
Johannesburg
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 23 July 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer